Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	June 25,	Sept. 25,
	2011	2010
		(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$66	$68
Cash held in trust	6	6
Accounts receivable	195	209
Inventories (note 3)	266	255
Prepaid expenses	8	7
	541	545
Fixed assets	478	498
Other assets (note 4)	41	34
Future income taxes (note 10)	15	27
	$1,075	$1,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$2	$1
Accounts payable and accrued charges	221	238
Interest payable	1	3
Current portion of long-term debt (note 5)	17	17
	241	259

Long-term debt (note 5)	260	271
Other long-term liabilities and credits (note 6)	195	209
Shareholders' equity:
Share capital (note 7)	570	570
Contributed surplus	5	5
Deficit	(196)	(210)
	379	365
	$1,075	$1,104

TEMBEC INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Quarters and nine months ended June 25, 2011 and June 26, 2010
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Nine months
	2011	2010	2011	2010
Sales	$448	$545	$1,322	$1,433
Freight and other deductions	61	70	180	175
Lumber duties and export taxes	3	3	10	8
Cost of sales	336	394	993	1,099
Selling, general and administrative	18	17	55	53
Share-based compensation (note 7)	(2)	1	8	2
Depreciation and amortization	11	14	34	44
Other items (note 8)	(10)	(10)	(1)	4
Operating earnings	31	56	43	48

Interest, foreign exchange and other (note 9)	5	15	27	41
Exchange loss (gain) on long-term debt	1	1	(10)	(26)
Earnings before income taxes and non-controlling interest	25	40	26	33

Income tax expense (recovery) (note 10)	6	(20)	12	(19)
Non-controlling interest	-	1	-	2
Net earnings and comprehensive earnings	19	59	14	50

Deficit, beginning of period	(215)	(271)	(210)	(262)
Deficit, end of period	$(196)	$(212)	$(196)	$(212)
Basic and diluted earnings per share (note 7)	$0.19	$0.59	$0.14	$0.50

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 25, 2011 and June 26, 2010
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2011	2010	2011	2010
Cash flows from operating activities:
Net earnings	$19	$59	$14	$50
Adjustments for:
Depreciation and amortization	11	14	34	44
Unrealized foreign exchange and other	(2)	4	(3)	7
Exchange loss (gain) on long-term debt	1	1	(10)	(26)
Future income tax expense (recovery) (note 10)	7	(20)	12	(19)
Other items (note 8)	(12)	(6)	(12)	4
Excess cash contributions over pension expense	(4)	(4)	(14)	(13)
Other	(1)	-	(1)	(1)
	19	48	20	46
Changes in non-cash working capital:
Accounts receivable	4	-	15	(12)
Inventories	43	50	(11)	18
Prepaid expenses	1	(2)	(1)	3
Accounts payable and accrued charges	(24)	(1)	(17)	11
	24	47	(14)	20
	43	95	6	66
Cash flows from investing activities:
Additions to fixed assets	(13)	(6)	(27)	(17)
Proceeds on sale of French mills	-	86	-	86
Proceeds on land sales and other	17	1	17	6
Decrease in investments	-	-	-	2
Other	(1)	1	1	(3)
	3	82	(9)	74
Cash flows from financing activities:
Change in operating bank loans	-	(88)	1	(118)
Cash held in trust	-	(5)	-	(5)
Increase in long-term debt	4	1	5	8
Repayments of long-term debt	(4)	(3)	(7)	(7)
Other	(3)	(5)	2	(1)
	(3)	(100)	1	(123)
	43	77	(2)	17
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-	-	(2)
Net increase (decrease) in cash and cash equivalents	43	77	(2)	15
Cash and cash equivalents, net of bank indebtedness, beginning of period	23	43	68	105
Cash and cash equivalents, net of bank indebtedness, end of period	$66	$120	$66	$120
Supplemental information:
Interest paid	$15	$6	$24	$23
Income taxes paid	$-	$-	$-	$-

TEMBEC INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 25, 2011 and June 26, 2010
(unaudited) (in millions of Canadian dollars)

June 25, 2011
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$91	$186	$86	$85	$-	$448
Internal	22	2	7	-	2	33
	113	188	93	85	2	481
Earnings (loss) before the following:	(16)	45	(3)	9	(3)	32
Depreciation and amortization	4	4	3	-	-	11
Other items (note 8)	-	-	-	-	(10)	(10)
Operating earnings (loss)	(20)	41	(6)	9	7	31
Net fixed asset additions	3	9	1	-	-	13

						June 26, 2010
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$104	$218	$127	$96	$-	$545
Internal	22	-	8	-	1	31
	126	218	135	96	1	576
Earnings (loss) before the following:	6	40	21	1	(8)	60
Depreciation and amortization	4	6	3	1	-	14
Other items (note 8)	-	(12)	-	-	2	(10)
Operating earnings (loss)	2	46	18	-	(10)	56
Net fixed asset additions	1	3	2	-	-	6

TEMBEC INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 25, 2011 and June 26, 2010
(unaudited) (in millions of Canadian dollars)

June 25, 2011
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$279	$507	$281	$255	$-	$1,322
Internal	71	6	21	-	5	103
	350	513	302	255	5	1,425
Earnings (loss) before the following:	(36)	108	5	22	(23)	76
Depreciation and amortization	11	13	8	2	-	34
Other items (note 8)	4	-	-	-	(5)	(1)
Operating earnings (loss)	(51)	95	(3)	20	(18)	43
Net fixed asset additions	6	17	2	2	-	27

						June 26, 2010
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$256	$656	$269	$252	$-	$1,433
Internal	65	8	22	-	4	99
	321	664	291	252	4	1,532
Earnings (loss) before the following:	(5)	90	34	(6)	(17)	96
Depreciation and amortization	12	21	8	3	-	44
Other items (note 8)	(2)	(12)	-	-	18	4
Operating earnings (loss)	(15)	81	26	(9)	(35)	48
Net fixed asset additions	4	8	3	2	-	17

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of chemical product sales are related to by -products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Dissolving and Chemical Pulp segment consists primarily of manufacturing and marketing activities of dissolving and chemical pulps including the transformation and sale of resins and pulp by-products. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements. Comparative prior period segment information has been restated to conform with the new segment presentation.

2.	Significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual consolidated financial statements. The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used.

3.	Inventories

	June 25,	Sept. 25,
	2011	2010
Finished goods	$120	$111
Logs and wood chips	62	64
Supplies and materials	84	80
	$266	$255

The provision to adjust inventories to net realizable values relating to logs and finished goods was $5 million (Sept. 2010 - $4 million).

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Other assets

	June 25,	Sept. 25,
	2011	2010
Loan receivable - Temlam	$23	$23
Note receivable	-	2
Long-term loans to employees	2	2
Deferred pension costs	14	6
Other	2	1
	$41	$34

5.	Operating bank loans and long-term debt

Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at June 25, 2011, the amount available and unused, based on eligible receivables and inventories, was $160 million of which $35 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at June 25, 2011, the amount available was $21 million net of borrowings of $2 million.

Long-term debt

		June 25,	Sept. 25,
	Maturity	2011	2010
Tembec Inc. - 6% unsecured notes	09/2012	$5	$9
Tembec Industries - US $255 million, 11.25% senior secured notes	12/2018	252	261
Tembec France	09/2020	23	21
Kirkland Lake Engineered Wood Products Inc.	Various	8	8
Other	Various	2	2
		290	301
Less current portion		17	17
Less unamortized financing costs		13	13
		$260	$271

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes (the “Notes”) due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under the previous US $300 million term loan facility, to pay prepayment premiums in connection therewith and to pay fees and expenses related to the offering.

The Company entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC new notes having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Other long-term liabilities and credits

	June 25,	Sept. 25,
	2011	2010
Accrued benefit liability - pension benefit plans	$124	$130
Accrued benefit liability - other benefit plans	49	57
Reforestation - BC operations	12	9
Environmental and other asset retirement obligations	4	4
Other	6	9
	$195	$209

7.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non- voting Class A Preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume- weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control.

	a)	Common shares and warrants issued

	June 25,	Sept. 25,
	2011	2010
Issued and fully paid:
100,000,000 common shares	$564	$564
11,093,943 warrants	6	6
	$570	$570

b)	Earnings per share

The following table provides the reconciliation between basic and diluted earnings per share:

	Quarters		Nine months
	2011	2010	2011	2010
Net earnings	$19	$59	$14	$50
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees stock options and warrants	-	-	-	-
Weighted averaged number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted earnings per share	$0.19	$0.59	$0.14	$0.50

The warrants and the employees stock options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Share capital (continued)

	c)	Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

		June 25, 2011
	Shares	Weighted average
		exercise price
Balance, beginning of fiscal year	161,123	$89.01
Options cancelled	2,858	172.59
Balance, end of December 2010	158,265	$87.50
Options cancelled	1,437	147.89
Balance, end of March 2011	156,828	$86.94
Options cancelled	584	37.93
Balance, end of June 2011	156,244	$87.13

Of the total 4,879 options cancelled, 3,236 expired and 1,643 were forfeited.

The following table summarizes the details of share-based compensation expenses relating to its different plans:

	Quarters		Nine months
	2011	2010	2011	2010
Performance-conditioned restricted share unit plan	$(1)	$1	$6	$1
Directors' share award plan	(1)	-	2	1
	$(2)	$1	$8	$2

On November 17, 2010, under the directors’ share award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSUs), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

8.	Other items

2011

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a pre- tax gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $8 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Other items (continued)

2011 (continued)

During the June 2011 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. For the nine-month period ended June 25, 2011, these charges amount to $6 million.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec sawmill. The facility had been idled since October 2009. The Company recorded a charge of $3 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia planer mill operation. The mill has been indefinitely idled since November 2007.

2010

On May 7, 2010, the Company finalized the sale of the Kraft pulp mills located in Tarascon and Saint-Gaudens, France to Paper Excellence B.V. and recorded a pre-tax gain of $12 million ($16 million after-tax). Proceeds amounted to 66 million euros ($88 million) for the shares. Total proceeds of $88 million were reduced by $2 million for cash balance left in the two mills. Approximately $6 million of this amount will be held in escrow with the Company’s counsel until May 2012 (changed from May 2011 under the terms of the escrow agreement) to secure certain undertakings made by the Company. Paper Excellence B.V. also assumed 31 million euros ($41 million) of debt.

As a result of an order issued by the Ontario Ministry of the Environment, the Company has had to undertake the removal of black liquor from storage tanks and pipelines of the bankrupt Marathon, Ontario pulp facility. Costs for the June 2010 and March 2010 quarters amounted to $2 million and $3 million respectively.

In April 2009, the Company sold the St. Francisville, Louisiana, coated paper mill facility and related equipment to West Feliciana Acquisition, LLC (WFA). The paper mill had been idle since July 2007. A portion of the consideration received by the Company included two US $5 million interest bearing notes. Principal payments on the notes were due on various dates beginning in March 2011 and ending in March 2016. On January 17, 2010, WFA filed for relief under Chapter 11 of the U.S. Bankruptcy Code. It was unlikely that the Company would recover any portion of the interest- bearing notes and, as a result, a charge of $12 million relating to this investment was recorded during the March 2010 quarter.

During the March 2010 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

During the December 2009 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Interest, foreign exchange, and other

	Quarters		Nine months
	2011	2010	2011	2010
Interest on long-term debt	$8	$6	$24	$20
Interest on short-term debt	-	-	-	2
	8	6	24	22
Exchange loss (gain) on conversion of integrated foreign subsidiaries	(2)	6	(3)	7
Other foreign exchange items	-	2	4	10
Fees - new revolving working capital facility	-	-	2	-
Bank charges and other financing income and expenses	(1)	1	-	2
	(3)	9	3	19
	$5	$15	$27	$41

Foreign exchange items included in the financial statements are as follows:

	Quarters		Nine months
	2011	2010	2011	2010
Exchange loss (gain) on long-term debt	$1	$1	$(10)	$(26)
Exchange loss (gain) on conversion of integrated foreign subsidiaries	(2)	6	(3)	7
Other foreign exchange items	-	2	4	10
	$(1)	$9	$(9)	$(9)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Income taxes

	Quarters		Nine months
	2011	2010	2011	2010
Earnings before income taxes and non-controlling interest	$25	$40	$26	$33
Income tax expense based on combined federal and provincial income tax rates of 27.8% (2010 - 29.8%)	$7	$12	$7	$10
Increase (decrease) resulting from:
Future income tax adjustment due to rate enactments	-	-	-	2
Change in valuation allowance	-	(27)	5	(22)
Difference in statutory income tax rate	1	2	3	4
Permanent differences:
Non-taxable portion of exchange loss (gain) on long-term debt	-	1	(1)	(2)
Non-deductible (taxable) exchange loss (gain) on conversion of integrated foreign subsidiaries	-	(1)	(1)	(9)
Other permanent differences	(2)	(7)	(1)	(2)
	(1)	(32)	5	(29)
Income tax expense (recovery)	$6	$(20)	$12	$(19)
Income taxes:
Current	$(1)	$-	$-	$-
Future	7	(20)	12	(19)
Income tax expense (recovery)	$6	$(20)	$12	$(19)

11.	Employee future benefits

The following table presents the Company’s employee future benefit costs:

	Quarters		Nine months
	2011	2010	2011	2010
Defined benefit pension plans	$3	$5	$9	$14
Other employee future benefit plans	1	1	3	3
Defined contribution and other retirement plans	3	2	8	6
	$7	$8	$20	$23

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, accounts receivable, bank indebtedness, operating bank loans, accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt were as follows:

	June 25,	Sept. 25,
	2011	2010
Carrying value	$277	$288
Fair value	$290	$301

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 25,	Sept. 25,
	2011	2010
Loans and receivables	$220	$236
Cash, cash equivalents and cash held in trust	$72	$74

Liquidity risk

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves totalled $219 million at June 25, 2011. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years
Secured bank loans	$260	$475	$15	$15	$30	$90	$325
Unsecured loans	30	32	3	5	7	13	4
Operating bank loans	2	2	2	-	-	-	-
Trade and others	222	222	222	-	-	-	-
	$514	$731	$242	$20	$37	$103	$329

13.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness/operating lines) less cash, cash equivalents, and cash held in trust. Total capitalization includes net debt plus future income taxes, other long- term liabilities and credits, and shareholders’ equity.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Capital management (continued)

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company was 28% as at June 25, 2011 and September 25, 2010.

14.	Supplemental condensed consolidating financial information

The following condensed consolidating financial information has been included in these consolidated financial statements in compliance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The Subsidiary Issuer and the Guarantor Subsidiaries entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC new notes (the “Exchange Notes”) having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011. The Parent Company, the Subsidiary Issuer, and the Guarantor Subsidiaries must maintain their registration with the SEC throughout the life of the Exchange Notes. If the Subsidiary Issuer and the Guarantor Subsidiaries fail to satisfy their obligations under the registration rights agreement, they will be required to pay additional interest to the holders of the Notes of a maximum annual amount of US $2.5 million, under certain circumstances.

The Notes are also subject to customary covenants, which may restrict the Parent Company’s ability to, among other things, pay dividends and make other restricted payments as defined in the Indenture dated August 17, 2010.

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at June 25, 2011, September 25, 2010 and June 26, 2010, and the statements of operations and cash flows for the nine months ended June 25, 2011 and June 26, 2010, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with Canadian GAAP, reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP

June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$28	$38	$-	$66
Cash held in trust	-	-	-	6	-	6
Accounts receivable	35	310	152	51	(353)	195
Inventories	-	-	241	25	-	266
Prepaid expenses	-	1	6	1	-	8
	35	311	427	121	(353)	541
Investments	350	653	-	-	(1,003)	-
Fixed assets	-	5	380	93	-	478
Other assets	-	29	11	1	-	41
Future income taxes	1	(1)	-	15	-	15
	$386	$997	$818	$230	$(1,356)	$1,075

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$2	$-	$2
Accounts payable and accrued charges	-	212	290	73	(353)	222
Current portion of long-term debt	5	-	-	12	-	17
	5	212	290	87	(353)	241
Long-term debt	2	239	-	25	(6)	260
Other long-term liabilities and credits	-	130	49	16	-	195
Future income taxes	-	58	(56)	(2)	-	-

Shareholders' equity:
Share capital	570	555	668	39	(1,262)	570
Contributed surplus	5	5	-	5	(10)	5
Retained earnings (deficit)	(196)	(202)	(133)	60	275	(196)
	379	358	535	104	(997)	379
	$386	$997	$818	$230	$(1,356)	$1,075

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP (continued)

September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$24	$43	$-	$68
Cash held in trust	-	-	-	6	-	6
Accounts receivable	38	350	175	41	(395)	209
Inventories	-	-	231	24	-	255
Prepaid expenses	-	1	5	1	-	7
	38	352	435	115	(395)	545
Investments	337	565	-	-	(902)	-
Fixed assets	-	5	404	89	-	498
Other assets	-	27	6	1	-	34
Future income taxes	1	-	-	26	-	27
	$376	$949	$845	$231	$(1,297)	$1,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$1	$-	$1
Accounts payable and accrued charges	-	173	305	157	(394)	241
Current portion of long-term debt	5	-	-	12	-	17
	5	173	305	170	(394)	259
Long-term debt	6	248	-	23	(6)	271
Other long-term liabilities and credits	-	133	48	28	-	209
Future income taxes	-	54	(53)	(1)	-	-

Shareholders' equity:
Share capital	570	551	669	(27)	(1,193)	570
Contributed surplus	5	5	-	5	(10)	5
Retained earnings (deficit)	(210)	(215)	(124)	33	306	(210)
	365	341	545	11	(897)	365
	$376	$949	$845	$231	$(1,297)	$1,104

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP (continued)

June 26, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$16	$76	$28	$-	$120
Cash held in trust	-	-	-	5	-	5
Accounts receivable	39	340	152	42	(386)	187
Inventories	-	-	247	20	-	267
Prepaid expenses	-	1	7	1	-	9
	39	357	482	96	(386)	588
Investments	335	549	-	-	(884)	-
Fixed assets	-	5	411	90	-	506
Other assets	-	26	5	1	-	32
Future income taxes	1	-	16	12	-	29
	$375	$937	$914	$199	$(1,270)	$1,155

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$-	$-	$-
Accounts payable and accrued charges	1	93	357	145	(385)	211
Current portion of long-term debt	5	-	-	11	-	16
	6	93	357	156	(385)	227
Long-term debt	6	311	-	22	(6)	333
Other long-term liabilities and credits	-	153	49	30	-	232
Future income taxes	-	40	(24)	(16)	-	-

Shareholders' equity:
Share capital	570	551	668	(24)	(1,195)	570
Contributed surplus	5	5	-	5	(10)	5
Retained earnings (deficit)	(212)	(216)	(136)	26	326	(212)
	363	340	532	7	(879)	363
	$375	$937	$914	$199	$(1,270)	$1,155

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated statements of operations and deficit under Canadian GAAP

Nine months ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$2	$1,153	$181	$(14)	$1,322
Freight and other deductions	-	-	171	14	(5)	180
Lumber duties and export taxes	-	-	10	-	-	10
Cost of sales	-	-	884	118	(9)	993
Selling, general and administrative	(1)	8	43	5	-	55
Share-based compensation	-	8	-	-	-	8
Depreciation and amortization	-	-	30	4	-	34
Other items	-	4	3	(8)	-	(1)
Operating earnings (loss)	1	(18)	12	48	-	43

Interest, foreign exchange and other	-	2	25	-	-	27
Exchange loss (gain) on long-term debt	-	(10)	-	-	-	(10)
Earnings (loss) before income taxes and non-controlling interest	1	(10)	(13)	48	-	26
Income tax expense (recovery)	-	4	(4)	12	-	12
Share of results of significantly influenced companies	(13)	(27)	-	-	40	-
Non-controlling interest	-	-	-	-	-	-
Net earnings (loss) and comprehensive earnings (loss)	14	13	(9)	36	(40)	14

Retained earnings (deficit), beginning of period	(210)	(215)	(124)	24	315	(210)

Retained earnings (deficit), end of period	$(196)	$(202)	$(133)	$60	$275	$(196)

Basic and diluted earnings per share						$0.14

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued)

Condensed consolidated statements of operations and deficit under Canadian GAAP (continued)

				Nine months ended June 26, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$1	$1,089	$356	$(13)	$1,433
Freight and other deductions	-	-	155	25	(5)	175
Lumber duties and export taxes	-	-	8	-	-	8
Cost of sales	-	-	834	273	(8)	1,099
Selling, general and administrative	-	2	42	9	-	53
Share-based compensation	-	2	-	-	-	2
Depreciation and amortization	-	-	32	12	-	44
Other items	-	17	(1)	(12)	-	4
Operating earnings (loss)	-	(20)	19	49	-	48

Interest, foreign exchange and other	1	34	24	(18)	-	41
Exchange loss (gain) on long-term debt	-	(17)	-	(9)	-	(26)
Earnings (loss) before income taxes and non-controlling interest	(1)	(37)	(5)	76	-	33
Income tax expense (recovery)	(1)	2	(2)	(18)	-	(19)
Share of results of significantly influenced companies	(50)	(83)	-	-	133	-
Non-controlling interest	-	-	-	2	-	2
Net earnings (loss) and comprehensive earnings (loss)	50	44	(3)	92	(133)	50

Deficit, beginning of period	(262)	(260)	(133)	(66)	459	(262)

Retained earnings (deficit), end of period	$(212)	$(216)	$(136)	$26	$326	$(212)

Basic and diluted earnings per share						$0.50

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated statements of cash flows under Canadian GAAP

				Nine months ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$14	$13	$(9)	$36	$(40)	$14
Adjustments for:
Depreciation and amortization	-	-	30	4	-	34
Unrealized foreign exchange and other	-	-	-	(3)	-	(3)
Exchange loss (gain) on long-term debt	-	(10)	-	-	-	(10)
Future income tax expense (recovery)	-	4	(4)	12	-	12
Other items	-	-	(3)	(9)	-	(12)
Excess cash contributions over pension expense	-	(5)	(6)	(3)	-	(14)
Share of results of significanlty influenced companies	(13)	(27)	-	-	40	-
Other	-	-	(2)	1	-	(1)
	1	(25)	6	38	-	20
Changes in non-cash working capital:
Accounts receivable	1	30	25	(41)	-	15
Inventories	-	-	(10)	(1)	-	(11)
Prepaid expenses	-	-	(1)	-	-	(1)
Accounts payable and accrued charges	-	(10)	(18)	11	-	(17)
	1	20	(4)	(31)	-	(14)
	2	(5)	2	7	-	6
Cash flows from investing activities:
Additions to fixed assets	-	-	(18)	(9)	-	(27)
Proceeds on sale of French mills	-	-	-	-	-	-
Proceeds on land sales and other	-	-	17	-	-	17
Change in investments	-	4	-	(4)	-	-
Other	-	-	2	(1)	-	1
	-	4	1	(14)	-	(9)
Cash flows from financing activities:
Change in operating bank loans	-	-	-	1	-	1
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	5	-	5
Repayments of long-term debt	(2)	-	-	(5)	-	(7)
Other	-	-	1	1	-	2
	(2)	-	1	2	-	1
	-	(1)	4	(5)	-	(2)
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	-	(1)	4	(5)	-	(2)
Cash and cash equivalents, net of bank indebtedness, beginning of period	-	1	24	43	-	68
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$28	$38	$-	$66

Supplemental information:
Interest paid						$24
Income tax paid						$-

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated statements of cash flows under Canadian GAAP (continued)

				Nine months ended June 26, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$50	$44	$(3)	$92	$(133)	$50
Adjustments for:
Depreciation and amortization	-	-	32	12	-	44
Unrealized foreign exchange and other	-	(1)	-	8	-	7
Exchange loss (gain) on long-term debt	-	(17)	-	(9)	-	(26)
Future income tax expense (recovery)	-	2	(2)	(19)	-	(19)
Other items	-	19	-	(15)	-	4
Excess cash contributions over pension expense	-	(5)	(2)	(6)	-	(13)
Share of results of significanlty influenced companies	(50)	(83)	-	-	133	-
Other	-	-	(4)	3	-	(1)
	-	(41)	21	66	-	46
Changes in non-cash working capital:
Accounts receivable	3	43	(13)	(45)	-	(12)
Inventories	-	-	9	9	-	18
Prepaid expenses	-	(1)	3	1	-	3
Accounts payable and accrued charges	-	(3)	80	(66)	-	11
	3	39	79	(101)	-	20
	3	(2)	100	(35)	-	66
Cash flows from investing activities:
Additions to fixed assets	-	-	(12)	(5)	-	(17)
Proceeds on sale of French mills	-	-	-	86	-	86
Proceeds on land sales and other	-	4	2	-	-	6
Change in investments	-	-	2	-	-	2
Other	-	-	-	(3)	-	(3)
	-	4	(8)	78	-	74
Cash flows from financing activities:
Change in operating bank loans	-	-	(96)	(22)	-	(118)
Cash held in trust	-	-	-	(5)	-	(5)
Increase in long-term debt	-	-	-	8	-	8
Repayments of long-term debt	(3)	-	-	(4)	-	(7)
Other	-	-	(3)	2	-	(1)
	(3)	-	(99)	(21)	-	(123)
	-	2	(7)	22	-	17
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-	-	(2)	-	(2)
Net increase (decrease) in cash and cash equivalents	-	2	(7)	20	-	15
Cash and cash equivalents, net of bank indebtedness, beginning of period	-	14	83	8	-	105
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$16	$76	$28	$-	$120
Supplemental information:
Interest paid						$23
Income tax paid						$-

15.	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.